

January 5, 2012

Pieter du Plooy
President
Homeownusa
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Homeownusa**
> **Amendment No. 5 to Registration Statement on**
> **Form S-11**
> **Filed December 5, 2011**
> **File No. 333-170035**

Dear Mr. du Plooy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated October 3, 2011. To the extent that the agreement to enter into the share redemption agreement is evidenced by a document, please file that document. If true, please revise to clarify that no share redemption agreement currently exists.

2. We note your response to our comments. We also note the following:
    - You have no or nominal assets.
    - Your sole officer and employee, Mr. du Plooy, has no experience in the real estate industry. As such, you have not provided any prior performance disclosure typically included pursuant to Industry Guide 5.
    - Even though you intend to be qualified as a REIT, you have not filed a tax

opinion that opines that you will be qualified as a REIT for this taxable year.

- Even though he is your sole employee, Mr. du Plooy does not reside within the United States, where you will conduct operations.

Based on the noted items above, please tell us how you determined that Rule 419 of Regulation C, which would provide investors with an opportunity to evaluate you after you have identified a property and commenced operations, does not apply. In providing your analysis, please note that the Commission has stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

3. Please provide us with highlighted copies of your research data culled from www.loopnet.com. Please highlight the specific portions you are relying on so that we can reference them easily. Please also tell us how you confirmed that the data in your prospectus represents the most recent available information.

Use of Proceeds, page 7

4. We have considered your response to comment 4. Please discuss whether you will use offering proceeds to repay the $12,500 outstanding loan amount and identify the expenses funded by such loan.

5. Please revise to clarify your disclosure in the paragraph preceding your use of proceeds table.

Plan of Distribution, page 33

6. Please revise to reflect your response to comment 11. Also, please discuss your reason(s) for registering this offering if you are only selling shares outside of the United States.

7. We note your response to comment 13 and the deleted language. You continue to disclose that the offering is conducted at the sole discretion of Mr. du Plooy. The noted disclosure appears to imply that he may sell shares on a delayed basis. Please refer to Rule 415(a)(1)(ix) of Regulation C and revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

8. In light of your revised disclosure regarding the occupancy rates of the targeted properties, please revise your disclosure to better explain what constitutes "undervalued" properties. Please also provide the reasonable basis for using 90% occupancy and the upper range of your target properties (300 units at $1.6 million).

Plan of Operation, page 38

9.   We have considered your response to comment 15. Considering that management has little exposure to the targeted properties and no assessments have been obtained regarding the current status of such properties, please explain how you estimated the renovation costs reflected in this section.

Certain Relationships and Related Transactions, page 47

10.   You have only disclosed the $3,500 related party loan in this section. Please revise to disclose all related party loans.

Exhibits

11.   We note you have included a review report for the financial statements as of October 31, 2011. Please revise to also file the appropriate acknowledgement letter for the review report dated November 29, 2011 as an exhibit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor

cc: Diane D. Dalmy